Filed by The Ether Machine, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: The Ether Machine, Inc.

Commission File No.: 132-02877

As previously disclosed, on July 21, 2025, Dynamix Corporation (“SPAC”) and The Ether Machine, Inc., a Delaware corporation (“Pubco”) entered into a Business Combination Agreement, dated as of July 21, 2025, with ETH SPAC Merger Sub Ltd., a Cayman Islands exempted company, The Ether Reserve LLC, a Delaware limited liability company (the “Company”), Ethos Sub 1, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC (“SPAC Subsidiary A”), Ethos Sub 2, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC Subsidiary A (“SPAC Subsidiary B”), Ethos Sub 3, Inc., a Delaware corporation and a wholly-owned subsidiary of SPAC Subsidiary B, and ETH Partners LLC, a Delaware limited liability company.

On October 1, 2025, Pubco issued the following press release:

The Ether Machine Nets First 1,000+ ETH in Yield from Fully-Staked Ethereum Treasury

NEW YORK, Oct. 1, 2025 /PRNewswire/ -- The Ether Machine, Inc., a planned public company following a pending business combination with Dynamix Corporation (Nasdaq: ETHM) (“Dynamix”) and The Ether Reserve LLC, announced today that it has accrued 1,350 net new ether (ETH) as yield (currently valued at approximately $5.6M) through its actively managed ETH staking strategy.1 These rewards were generated at some of the lowest costs in the industry due to the Ether Machine’s vertical integration, which spares shareholders from the asset management fees charged to other digital asset treasury companies. The Ether Reserve’s treasury is fully staked onchain, with validators consistently ranked among the top 5% for staking reward efficiency across its active validator set, meaning the ETH already deployed is generating market-leading yield.

“The Ether Machine was formed by the original believers in the power of Ethereum and ETH as the most attractive, productive asset in the digital economy. Today’s staking reward milestone is a validation of our strategy as the best vehicle for institutional-grade public exposure to Ethereum, optimizing yield and continually increasing ETH generation per share,” said Andrew Keys, Co-Founder and Chairman of The Ether Machine.

The Ether Machine is a purpose-built digital asset treasury structured to generate and optimize ETH-denominated yield through staking, restaking, and participating in the broader EthereumDeFi ecosystem. The Ether Machine’s founding team has significant institutional ETH staking experience, including Tim Lowe, Chief Technology Officer of The Ether Machine, who was Head of Staking for Consensys and Chief Technology Officer at DARMA Capital, staking billions of dollars of ETH across roughly 15,000 validators, where they were consistently in the top 5% for yield generation, without ever experiencing a slashing event.

On July 21, 2025, The Ether Machine announced $800 million in committed capital from institutional investors and a direct personal contribution from Chairman and Co-Founder Andrew Keys of 169,984 ETH (currently valued at approximately [$712M]). Earlier this month, the company also announced a 150,000 ETH investment (currently valued at approximately [$654M]) by Blockchains Co-Founder Jeffrey Berns, a long-time champion of the Ethereum blockchain. The Ether Machine intends to be the leading institutional holder and advocate of Ethereum assets, committed to accretive capital strategies that increase ETH generation per share over time.

1	This represents the increase of ETH committed to The Ether Machine by The Ether Reserve LLC and other contributors due to staking rewards generated under their contracts.

The Ether Machine recently announced the confidential submission of a draft registration statement on Form S-4 with the U.S. Securities and Exchange Commission, retaining KPMG as its auditor. The Ether Machine anticipates the close of its proposed transaction in the fourth quarter of 2025, subject to customary closing conditions, including the approval of Dynamix shareholders.

About The Ether Machine

Formed through a business combination (to be completed) between The Ether Reserve LLC (the “Company”) and Dynamix Corporation, a NASDAQ-listed special purpose acquisition company (the “Business Combination”), pursuant to a definitive business combination agreement (the “Business Combination Agreement”), The Ether Machine (“Pubco”) is an Ethereum yield and infrastructure company purpose-built for institutional management and scale. Expected to be anchored by one of the largest on-chain ETH positions of any public entity, The Ether Machine will actively generate and optimize ETH-denominated returns through staking, restaking, and secure, professionally risk-managed DeFi participation. The Company also expects to provide turnkey infrastructure solutions for enterprises, DAOs, and Ethereum-native builders seeking access to Ethereum’s consensus and blockspace economy. To learn more, please visit www.ethermachine.com.

About Dynamix Corporation

Dynamix Corporation (“Dynamix”) is a special purpose acquisition company incorporated under the laws of Cayman Islands for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Dynamix is led by the following seasoned investors and industry executives: Andrea “Andrejka” Bernatova, Chief Executive Officer and Chairman, Nader Daylami, Chief Financial Officer, Philip Rajan, Vice President of M&A and Strategy and board members, Lynn A. Peterson, Diaco Aviki and Tyler Crabtree. Additionally, Ralph Alexander, Joe Gatto, Peter Gross, Jimmy Henderson, Tommy Stone, and Steve Webster served as Advisors to Dynamix. Dynamix maintains a corporate website at https://dynamix-corp.com.

Additional Information and Where to Find It

Dynamix and Pubco intend to publicly file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement of Dynamix and a prospectus of Pubco (the “Proxy Statement/Prospectus”) in connection with the proposed business combination (the “Business Combination”) and the other transactions contemplated by the Business Combination Agreement and/or described in this communication (together with the Business Combination and the private placement investments, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of Dynamix as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. Dynamix and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF DYNAMIX AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH DYNAMIX’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT DYNAMIX, THE COMPANY, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by Dynamix and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Dynamix Corp, 1980 Post Oak Blvd., Suite 100, PMB 6373, Houston, TX 77056; e-mail: info@regen.io, or to: The Ether Machine, Inc., 2093 Philadelphia Pike #2640, Claymont, DE 19703, e-mail: dm@etherreserve.com.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The Pubco Class A Stock to be issued by Pubco and the class A units issued and to be issued by the Company, in each case, in connection with the Proposed Transactions, have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

Dynamix, Pubco, the Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from Dynamix’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of Dynamix’s securities are, or will be, contained in Dynamix’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Dynamix’s shareholders in connection with the Business Combination, including the names and interests of the Company and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by Dynamix and Pubco with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of Dynamix, the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto, including expectations, hopes, beliefs, intentions, plans, prospects, results or strategies regarding Pubco, the Company, Dynamix and the Proposed Transactions, statements regarding the anticipated benefits and timing of completion of the Proposed Transactions, The Ether Machine’s future status as a public company and publicly traded Ethereum company, ETH’s position as the most attractive, productive asset in the digital economy, The Ether Machine’s strategy to become the best vehicle for institutional-grade public exposure to Ethereum, The Ether Machine’s intention to become a leading institutional holder and advocate of Ethereum assets and its commitment to accretive capital strategies that increase ETH generation per share over time and The Ether Machine’s ability to generate and optimize ETH-denominated returns through staking, restaking, and participating in the broader EthereumDeFi ecosystem. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.

These are subject to various risks and uncertainties, including regulatory review, Ethereum protocol developments, market dynamics, the risk that the Proposed Transactions may not be completed in a timely manner or at all, failure for any condition to closing of the Business Combination to be met, the risk that the Business Combination may not be completed by Dynamix’s business combination deadline, the failure by the parties to satisfy the conditions to the consummation of the Business Combination, including the approval of Dynamix’s shareholders, or the private placement investments, costs related to the Proposed Transactions and as a result of becoming a public company, failure to realize the anticipated benefits of the Proposed Transactions, the level of redemptions of Dynamix’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A shares of Dynamix or the shares of Pubco Class A Stock, the lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination, the failure of Pubco to obtain or maintain the listing of its securities any stock exchange on which Pubco Class A Stock will be listed after closing of the Business Combination, changes in business, market, financial, political and regulatory conditions, risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of ether, the risk that Pubco’s stock price will be highly correlated to the price of ether and the price of ether may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions, risks related to increased competition in the industries in which Pubco will operate, risks relating to significant legal, commercial, regulatory and technical uncertainty regarding ether, risks relating to the treatment of crypto assets for U.S. and foreign tax purposes, challenges in implementing its business plan including ether-related financial and advisory services, due to operational challenges, significant competition and regulation, being considered to be a “shell company” by any stock exchange on which the Pubco Class A Stock will be listed or by the SEC, which may impact the ability to list Pubco’s Class A Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities, the outcome of any potential legal proceedings that may be instituted against the Company, Dynamix, Pubco or others following announcement of the Business Combination and those risk factors discussed in documents of the Company, Pubco, or Dynamix filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of Dynamix dated as of November 20, 2024 and filed by Dynamix with the SEC on November 21, 2024, Dynamix’s Quarterly Reports on Form 10-Q, Dynamix’s Annual Report on Form 10-K filed with the SEC on March 20, 2025 and the registration statement on Form S-4 and proxy statement/prospectus that will be filed by Pubco and Dynamix, and other documents filed by Dynamix and Pubco from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, each of which are made only as of the date of this communication.